UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

                                                         Moscow CableCom Corp.
(Name of Issuer)

                                                     Common Stock, par value $.01
(Title of Class of Securities)

                                                                   033 501 107
(CUSIP Number)

Thomas A. Klee, Esq.
55 Bath Crescent Lane
Bloomfield, CT 06002-2156
                                                               (860) 242-0004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                                            February 24, 2004
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)        Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).
             Francis E. Baker
_____________________________________________________________________________

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)
              (a)        [  ]
              (b)        [√]
______________________________________________________________________________

(3)        SEC Use Only
______________________________________________________________________________

(4)        Source of Funds (See Instructions): OO:
______________________________________________________________________________

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
______________________________________________________________________________

(6)               Citizenship or Place of Organization:
                   Citizen of United States of America

______________________________________________________________________________

Number of Shares	(7) Sole Voting Power:___________________________________ 0
Beneficially Owned	(8) Shared Voting Power:___________________________4,515,587
By Each Reporting	(9) Sole Dispositive Power:___________________________158,301
Person With	(10) Shared Dispositive Power:_______________________________0

______________________________________________________________________________

(11)          Aggregate Amount Beneficially Owned by Each Reporting Person:
                4,515,587 Shares

______________________________________________________________________________

(12)       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions):
______________________________________________________________________________

(13)        Percent of Class Represented by Amount in Row (11): 53.6%
______________________________________________________________________________

(14)      Type of Reporting Person (See Instructions):
            IN

(1)               Name of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).
                    Oliver R. Grace, Jr.
______________________________________________________________________________

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)        [  ]
(b)        [√]

______________________________________________________________________________

(3)        SEC Use Only
______________________________________________________________________________

(4)        Source of Funds (See Instructions): OO
______________________________________________________________________________

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
______________________________________________________________________________

(6)        Citizenship or Place of Organization:
             Citizen of United States of America

______________________________________________________________________________

Number of Shares	(7) Sole Voting Power:____________________________________ 0
Beneficially Owned	(8) Shared Voting Power:___________________________4,515,587
By Each Reporting	(9) Sole Dispositive Power:___________________________357,286
Person With	(10) Shared Dispositive Power:_______________________________0

 ______________________________________________________________________________

(11)          Aggregate Amount Beneficially Owned by Each Reporting Person:
                4,515,587

______________________________________________________________________________

(12)      Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions):
______________________________________________________________________________

(13)      Percent of Class Represented by Amount in Row (11): 53.6%
______________________________________________________________________________

(14)      Type of Reporting Person (See Instructions):
            IN

Item 1.             Security and Issuer.

            This Statement relates to the common stock, par value $.01 per share (the "Common Stock") of Moscow CableCom Corp. (formerly Andersen Group, Inc.), a Delaware corporation (the "Issuer"), whose principal executive offices are located at 405 Park Avenue, Suite 1202, New York, NY 10022.

Item 2.             Identity and Background.

            This Statement is being filed by Francis E. Baker and Oliver R. Grace, Jr.

(a)               Name:  Francis E. Baker ("Baker").
(b)               Business Address:  5 Waterside Crossing, Windsor CT, 06095.
(c)               Present Principal Occupation: Chairman, Secretary and a director of the Issuer.
(d)               During the past five years, Mr. Baker not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)                During the past five years, Mr. Baker has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Baker was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)                 Citizen of the United States of America.

(a)               Name:  Oliver R. Grace, Jr. ("Grace").
(b)               Business Address: 405 Park Avenue, Suite 1202, New York, NY 10022.
(c)               Present Principal Occupation: President, Chief Executive Officer and a director of the Issuer.
(d)               During the past five years, Mr. Grace not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)               During the past five years, Mr. Grace has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Grace was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)                Citizen of the United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

Except as described in this Item 3 and Item 5(c) below, Messrs. Baker and Grace have owned all of the securities reported in Item 5 below for more than three (3) years.

Of the securities reported in Item 5 below, Mr. Baker acquired beneficial ownership of 75,000 shares and Mr. Grace acquired beneficial ownership of 184,050 shares in exchange for shares of ABC Moscow Broadband Communication Limited ("MBC") on February 24, 2004 at the rate of one hundred fifty (150) shares of the Issuer for each share of MBC (the "MBC Share Acquisition"), as more fully described in the Amended and Restated Stock Exchange Agreement between the Issuer and the Transferors, as defined therein, including Messrs. Baker and Grace, entered into effective as of June 12, 2002, as amended July 14, 2003, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Of the securities reported in Item 5 below, Messrs. Baker and Grace acquired beneficial ownership of 4,000,000 shares upon entering the Voting Agreement described in Item 6 below.  No consideration was paid by Messrs. Baker and Grace in connection with entering the Voting agreement.

Item 4.             Purpose of Transaction.

Messrs. Baker and Grace acquired the securities reported in Item 5 for investment purposes.

Except as described in Item 6 below,  Messrs. Baker and Grace have no present plans or proposals which relate to or would result in any of the following:  (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a)  Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

Pursuant to the Voting Agreement described in Item 6 below, Messrs. Baker and Grace each beneficially owns 4,515,587 shares of Common Stock, or approximately 53.6% of the outstanding shares of Common Stock.

(b)     Sole and shared voting power and sole and shared dispositive power.

	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote(2)	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Mr. Baker	158,301	4,515,587	158,301	0
Mr. Grace	357,286	4,515,587	357,286	0

(1)  As to all matters except the election of directors and certain fundamental corporate transactions.

(2)  As to the election of directors and certain fundamental corporate transactions, pursuant to the terms of the Voting Agreement described in Item 6 below.

(c)      Transactions effected during the past sixty days.

In addition to the shares of Common Stock of the Issuer that Messrs. Baker and Grace acquired as described in Item 3 above, the only transaction in the Issuer's Common Stock during the past sixty days was the receipt by Mr. Grace of a stock award from the Issuer of 12,500 shares of Common Stock on February 23, 2004.

(d)               No person other than Messrs. Baker and Grace is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer included in Item 5(a) above.

(e)                Date on which Messrs. Baker and Grace ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer:  Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Messrs. Baker and Grace, Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR") and the Issuer are parties to a Voting Agreement made and entered into as of February 23, 2004 (the "Voting Agreement"), which is attached hereto as Exhibit 2 and incorporated herein by reference.  The Voting Agreement was entered in connection with the acquisition by the Issuer on February 24, 2004 of the shares of ZAO ComCor-TV ("CCTV") owned by COMCOR in exchange for 4,000,000 shares of Common Stock of the Issuer.

The Voting Agreement requires COMCOR and Messrs. Baker and Grace to vote their shares in favor of causing and maintaining the size of the Company's Board of Directors at seven (7) and to vote for the three (3) nominees for the Board of Directors of the Company nominated by COMCOR and the four (4) nominees for the Board of Directors of the Company nominated by Messrs. Baker and Grace.  The Voting Agreement also provides that the parties thereto will vote their shares together in the manner unanimously agreed among them on certain fundamental corporate transactions, or to abstain from voting if they have not unanimously agreed on how to vote their shares on such matters.

The Voting Agreement terminates on the earlier of: (a) the mutual agreement of COMCOR and Messrs. Baker and Grace to terminate the Voting Agreement; (b) COMCOR's percentage ownership of the Issuer's Common Stock falling below 5% of the outstanding Common Stock; (c) Messrs. Baker and Grace's joint percentage ownership of the Issuer's Common Stock falling below 5% of the outstanding Common Stock; (d) the execution of a New Voting Agreement (defined as a new voting agreement that may be signed when third party financing is arranged for the Issuer that calls for the issuance of at least 10% of the Issuer's then issued and outstanding stock); or (e) December 31, 2006.

Currently, there are six (6) persons serving on the Issuer's Board of Directors and there is one (1) vacancy.

COMCOR and the Issuer are parties to an agreement which provides that the Issuer will in the near future issue 220,879 shares of its Common Stock to COMCOR in satisfaction of obligations of CCTV to COMCOR.  Such shares will also become subject to the Voting Agreement and thereby increase the beneficial ownership of Messrs. Baker and Grace by 220,879 shares and their percentage beneficial ownership will increase to 54.7 % on account thereof.  Messrs. Baker and Grace are not parties to such agreement.

Each of Messrs. Baker and Grace and the Issuer have entered an Amended and Restated Registration Rights Agreement as of the first day of July 2002 (the "MBC Registration Rights Agreement"), which is attached hereto as Exhibit 3 and incorporated herein by reference.  The MBC Registration Rights Agreement gives Messrs. Baker and Grace and other parties to the MBC Registration Rights Agreement certain rights to require the Issuer to register for resale under the Securities Act of 1933 the shares of the Issuer acquired by them in the MBC Share Acquisition.  Neither of Messrs. Baker and Grace has any present plans as to the timing, manner and/or amount of any sales upon effectiveness of such a registration statement.

Item 7.             Material to be Filed as Exhibits.

Exhibit 1.     Amended and Restated Stock Exchange Agreement between Andersen Group, Inc. and the Transferors, as defined therein, entered into effective as of June 12, 2002, as amended July 14, 2003.

Exhibit 2.     Voting Agreement among Moskovskaya Telecommunikatsionnaya Corporatsiya, Francis E. Baker, Oliver Grace, Jr. and Andersen Group, Inc. made and entered into as of February 23, 2004.

Exhibit 3.    Form of Amended and Restated Registration Rights Agreement between Andersen Group, Inc., Francis E. Baker and Oliver R. Grace, Jr. made and entered into as of the first day of July 2002, as amended July 14, 2003.

Exhibit 4.    Joint Filing Agreement.

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2004

                                                                        /s/ Francis E. Baker
                                                                        Francis E. Baker

                                                                        /s/ Oliver R. Grace, Jr.
                                                                        Oliver R. Grace, Jr.